Delisting Determination,The Nasdaq Stock Market, LLC,
January 25, 2018, TearLab Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of TearLab Corporation
(the Company), effective at the opening of the trading session on February 5, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2).
The Company was notified of the Staffs determination on May 10, 2017. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
June 19, 2017, as modified on August 29, 2017, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rule
5550(b)(2). However, the Company was
unable to meet the exception milestones as required.
On November 7, 2017, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on November 9, 2017.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on December 22, 2017.